Ms. Mara Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 5, 2017

Re:	Campagna Motors USA, Inc.

Offering Statement on Form 1-A

Filed November 18, 2016

Dear Ms. Ransom:

Thank you for your comments of April 11, 2017 regarding the Offering Statement of Campagna Motors USA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Dilution, page 15

1. We note from your disclosures that net offering proceeds represents anticipated gross proceeds under each of the 25%, 50%, 75% and 100% offering scenarios less offering costs of $400,000 or $49.6 million if 100% of the offering is sold. However, under the heading Use of Proceeds to Issuer on page 17, you disclose that if 100% of the shares offered are sold, anticipated net proceeds of the offering will be $49.1 million suggesting that offering costs are approximately $0.9 million. Please reconcile this apparent inconsistency.

The disclosure has been revised to correct inconsistencies in the offering costs in the dilution table.

Use of Proceeds to Issuer, page 17

2. Please revise to disclose the amount of anticipated net proceeds under each of the 25%, 50%, 75% and 100% offering scenarios. Please also revise your disclosures so that the sum of the amounts shown for the various uses of proceeds for each offering scenario equals the amount of anticipated net proceeds for that offering scenario. Currently, the sum of the various uses of proceeds disclosed on page 17 is less than the net offering proceeds for each scenario, and it is unclear how you plan to use the remaining net proceeds.

The disclosure has been revised to provide information on the full use of proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 19

3. We note your response to comment 11 in our December 15, 2016 letter and your revised disclosure on page 19. However, we note that in several instances your disclosures do not agree to your disclosures under Use of Proceeds. As one example only, you disclose on page 19 that if the offer is fully subscribed you expect to open 40 stores at a cost of $9.3 million; however, your disclosure under Use of Proceeds shows that you expect to use $22.955 million for the acquisition, outfitting and operation of your headquarters and corporate stores with fixtures, equipment and demonstration vehicles. Please further revise your plan of operations for the 12 months following the commencement of the proposed offering to reflect the same categories of use of proceeds as found on page 17, and to clearly explain the dollar amount of each category that is expected to be used within the next 12 months as compared to the dollar amount that is expected to be used in future periods beyond 12 months. Please ensure your revised disclosure more clearly addresses how your plan of operations would differ if all of the securities being qualified are not sold. Please refer to Item 9(c) of Form 1-A.

The disclosure has been updated to correct inconsistencies and provide additional information on how the plan of operations would differ in the event that not all of the securities in the offering are sold.

Investor Perks, page 27

4. You indicate that you reserve the right to alter certain of the investor perks. Please disclose the manner by which you intend to notify investors of the new investor perks.

The disclosure has been updated to include information on how investors will be notified of any changes to the perks.

5. Please disclose an estimate of the value of the non-monetary investor perks.

The disclosure has been included.

6. Please revise the table to clarify that the “new, lower-priced model” is still in development and may never be brought to market.

The disclosure has been included.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Campagna Motors USA, Inc. filed on November 18, 2016. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,
/s/Andrew Stephenson

Andrew Stephenson
KHLK LLP

cc: Andre Morissette

Chief Executive Officer

Campagna Motors USA, Inc.

1320 State Route 9, Suite 6667

Champlain, NY 12919